ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

FOIA Confidential Treatment Request

The entity requesting confidential treatment is	Carl Marcellino
Surgery Partners, Inc.	212-841-0623
40 Burton Hills Boulevard	646-728-1523 fax
Suite 500	carl.marcellino@ropesgray.com
Nashville, Tennessee 37215
Attn: Michael Doyle
Chief Executive Officer
(615) 234-5900

Rule 83 Confidential Treatment Request: SPI-08-15

August 31, 2015

VIA HAND DELIVERY

CONFIDENTIAL

Jeffrey P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Registration Statement on Form S-1, filed August 17, 2015
CIK No. 0001638833

Dear Mr. Riedler,

On behalf of Surgery Partners, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 24 contained in the letter dated May 19, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-206439) (the “Registration Statement”) that was originally submitted confidentially to the Commission on April 22, 2015 and filed with the Commission on August 17, 2015.

Surgery Partners, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Michael Doyle, Surgery Partners, Inc.

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST. REDACTED MATERIAL IS MARKED WITH [* * *] AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

40 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215, before it permits any disclosure of the bracketed, underlined and highlighted information in this letter.

24. We may have additional comments on your accounting for equity issuances including unit-based compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your units leading up to the IPO and the estimated offering price.

Response to Comment 24:

The Company supplementally advises the Staff that, based on discussions with the Company’s Board of Directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering is expected to be within the range of
$[* * *] to $[* * *] per share, with, assuming an offering price at the midpoint of the range, approximately [* * *] shares of common stock offered to the public in connection with the offering (or approximately [* * *] shares if the underwriters fully exercise their option to purchase additional shares), representing approximately [* * *]% of the voting power and economic interest in the Company (or approximately [* * *]% if the underwriters exercise in full their option to purchase additional shares of common stock). In arriving at this preliminary price range, the Company and the underwriters considered several factors, including the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets and, in particular, the recent volatility of such markets; the recent market prices of the common stock of generally comparable companies; and preliminary discussions between the Company and the underwriters regarding potential valuations of the Company as a public company. As discussed with the Staff, we have not provided further information on the valuation of the Class B Units in Surgery Center Holdings, LLC issued prior to the Company’s initial public offering as the legal structure of the Company prior to its initial public offering is not consistent with its structure following the initial public offering, and therefore those units did not represent interests in common stock of the Company. As described in the Registration Statement, following the initial public offering, the Company intends to adopt an equity incentive plan for the issuance of awards that represent interests in common stock of the Company.

If you require additional information, please feel free to contact Carl Marcellino of our offices at (212) 841-0623.

Best regards,

/s/ Carl Marcellino

Carl Marcellino (Ropes & Gray LLP)

cc:	Michael Doyle (Surgery Partners, Inc.)
Teresa Sparks (Surgery Partners, Inc.)